SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Ikanos Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45173E105

(CUSIP Number)

Christopher L. Kaufman

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Tel: (650) 463-2600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions) PN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock
	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
PN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
PN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Management, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
OO

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Annex, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
PN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Annex Management, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
OO

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Luis Arzubi

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
IN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Diosdado Banatao

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
IN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons George Pavlov

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
IN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

Introduction.

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009 (the “Original Filing”) by Tallwood III, L.P., a Delaware limited partnership (“Tallwood III”), Tallwood III Partners, L.P., a Delaware limited partnership (“Tallwood III Partners”), Tallwood III Associates, L.P., a Delaware limited partnership (“Tallwood III Associates”), and Tallwood III Annex, L.P., a Delaware limited partnership (“Tallwood III Annex”) (Tallwood III, Tallwood III Partners, Tallwood III Associates and Tallwood III Annex are together referred to as the “Tallwood Funds”), Tallwood III Management, LLC, a Delaware limited liability company (“Tallwood Management”), Tallwood III Annex Management, LLC, a Delaware limited liability company (“Tallwood Annex Management”), Luis Arzubi, Diosdado Banatao and George Pavlov (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of the Original Filing, filed as Exhibit 5 of the Original Filing.

This Amendment No. 1 relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Ikanos Communications, Inc., a Delaware corporation (the “Company”), Common Stock issuable upon the exercise of warrants (“Warrants”), and Series A Preferred Stock, par value $0.001 per share of the Company.

The Reporting Persons are filing this Amendment No. 1 to update the information included in Item 2 of the Original Filing, and no changes or additions are being made hereby to Items 1, 3, 4, 5, 6 and 7 of the Original Filing.

Item 2 of the Original Filing is hereby amended and replaced in its entirety as set forth below.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed by Tallwood III, L.P., a Delaware limited partnership (“Tallwood III”), Tallwood III Partners, L.P., a Delaware limited partnership (“Tallwood III Partners”), Tallwood III Associates, L.P., a Delaware limited partnership (“Tallwood III Associates”), and Tallwood III Annex, L.P., a Delaware limited partnership (“Tallwood III Annex”) (Tallwood III, Tallwood III Partners, Tallwood III Associates and Tallwood III Annex are together referred to as the “Tallwood Funds”), Tallwood III Management, LLC, a Delaware limited liability company (“Tallwood Management”), Tallwood III Annex Management, LLC, a Delaware limited liability company (“Tallwood Annex Management”), Luis Arzubi, Diosdado Banatao and George Pavlov (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, filed as Exhibit 5 of the Original Filing (the “Joint Filing Agreement”).

The Tallwood Funds are affiliated with Tallwood Venture Capital and their principal business is to make venture capital and private equity investments primarily in the semiconductor industry.

Tallwood Management is the general partner of Tallwood III, Tallwood III Partners and Tallwood III Associates. Tallwood Management’s principal business is to act as the general partner of the aforementioned funds. Due to its relationships with Tallwood III, Tallwood III Partners and Tallwood III Associates, Tallwood Management may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrants beneficially owned by Tallwood III, Tallwood III Partners and Tallwood III Associates. Tallwood Management, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of its pecuniary interest therein.

Tallwood Annex Management is the general partner of Tallwood III Annex. Tallwood Annex Management’s principal business is to act as the general partner of Tallwood III Annex. Due to its relationships with Tallwood III Annex, Tallwood Annex Management may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrant beneficially owned by Tallwood III Annex. Tallwood Annex Management, however, disclaim beneficial ownership of such shares of Common Stock and Warrant except to the extent of its pecuniary interest therein.

Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and Tallwood Annex Management, and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock and Warrants beneficially owned by the Tallwood Funds. Messrs. Arzubi, Banatao and Pavlov, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of each such person’s pecuniary interest therein.

Tallwood III Partners also owns one (1) share of Series A Preferred Stock of the Company (the “Voting Share”), which provides Tallwood III Partners certain voting rights with respect to election of members of the board of directors of the Company as set forth in the Company’s Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”).

(b)    The business address of each of the Reporting Persons is Tallwood Venture Capital, 400 Hamilton Avenue, Suite 230, Palo Alto, California 94301.

(c)    Luis Arzubi is a General Partner of Tallwood Venture Capital. Diosdado Banatao is the Managing Partner of Tallwood Venture Capital and a director of the Company. George Pavlov is a General Partner of Tallwood Venture Capital and a director of the Company.

(d)    None of the Reporting Persons has been convicted in a criminal proceeding during the last five year period prior to the date hereof.

(e)    None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five year period prior to the date hereof.

(f)    Each of the Reporting Persons, other than Messrs. Arzubi, Banatao and Pavlov, is organized under the laws of Delaware. Each of Messrs. Arzubi, Banatao and Pavlov is a United States citizen.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 8, 2009

Tallwood III, L.P. Tallwood III Partners, L.P. Tallwood III Associates, L.P. By: Tallwood III Management, LLC Its General Partner

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Annex, L.P. By: Tallwood III Annex Management, LLC Its General Partner

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Management, LLC

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Annex Management, LLC

By:	/s/ George Pavlov
George Pavlov, Managing Member

/s/ Luis Arzubi
Luis Arzubi

/s/ Diosdado Banatao
Diosdado Banatao

/s/ George Pavlov
George Pavlov